September 8, 2020

Mr. Brad Skinner,

Office Chief, Office of Energy & Transportation,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Equinor ASA

Form 20-F for Fiscal Year Ended December 31, 2019

Filed March 20, 2020

File No. 001-15200

Dear Mr. Skinner:

I refer to your comment letter dated August 26, 2020 to Mr. Lars Christian Bacher of Equinor ASA (the “Company”) and your telephone call with Sullivan & Cromwell LLP on September 4, 2020 regarding the due date for responding to your letter. The Company requests an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 24, 2020.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Åse Koll Lunde

Åse Koll Lunde
Chief Counsel Legal

cc:	John Hodgin, Petroleum Engineer

(Securities and Exchange Commission)

Lars Christian Bacher

(Equinor ASA)

Kathryn A. Campbell

(Sullivan & Cromwell LLP)